

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 825/30.5.03

BY COURIER

Securities and Exchange Comm
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.


03022428

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our first quarter 2003 results according to Greek General Accepted Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
JUN 1 1 2003
THOMSON
FINANCIAL



Gr. Anastasiadis
Chief Financial Officer


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 04 2003
WASH. D.C.
152



Enclosure
- 1Q 2003 results (Greek GAAP)

PUBLIC POWER CORPORATION S.A.

CONDENSED BALANCE SHEET AS AT MARCH 31, 2003
ACCOUNTING PERIOD 1/1/2003 - 03/31/2003
(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
ASSETS		
B. INSTALLATION COSTS	23.010	13.475
Less: Accumulated depreciation	21.130	10.092
Net book value	1.880	3.383
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.513.919	10.501.947
Less: Accumulated depreciation and amortization	7.409.644	4.098.826
Net book value	9.104.275	6.403.121
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	44.037	11.137
TOTAL FIXED ASSETS	9.148.312	6.414.258
D. CURRENT ASSETS		
I. Inventories	570.300	556.678
II. Customers	368.467	344.954
II. Other Receivables	174.063	372.724
III. Marketable Securities	7.967	12.901
IV. Cash at Banks and in Hand	33.711	98.577
TOTAL CURRENT ASSETS	1.154.508	1.385.834
E. PREPAYMENTS AND ACCRUED INCOME	257.848	215.180
TOTAL ASSETS	10.562.548	8.018.655
DEBIT MEMO ACCOUNTS	2.327.833	1.871.286


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C. 152 SECTION

LIABILITIES & SHAREHOLDERS' EQUITY

	March 31, 2003	March 31, 2002
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	680.851
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.210.971	1.538.923
IV. Reserves	532.280	490.286
Special reserve, Law 2941/01	1.424.378	-1.330.279
Result for the period before tax	157.979	146.528
Result for the period 1.1.01 - 31.12.01 before tax	0	353.551
Profit carried forward	5.601	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.514.163	1.995.614
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.451	226.025
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.170.050	4.288.124
Other long term liabilities	350.460	336.712
	3.520.510	4.624.836
II. CURRENT LIABILITIES		
Suppliers	134.372	134.283
Bonds and bank loans, short term portion	832.500	516.586
Taxes, duties and social security funds	277.651	45.518
Other liabilities	553.091	307.539
	1.797.614	1.003.926
TOTAL LIABILITIES	5.318.124	5.628.762
D. ACCRUALS AND DEFERRED INCOME	120.810	168.254
TOTAL LIABILITIES AND EQUITY	10.562.548	8.018.655
CREDIT MEMO ACCOUNTS	2.327.833	1.871.286

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2003 - 03/31/2003
(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
Sales	948.481	824.108
Less: Cost of sales	637.098	545.748
Gross operating results	311.383	278.360
Plus: other operating income	30.766	25.627
Total	342.149	303.987
Less: Administrative expenses	42.089	34.013
Research and development costs	9.339	6.395
Selling expenses	88.124	63.358
Subtotal	202.597	200.221
Less: Financial expenses, net	44.145	50.900
Total operating profit	158.452	149.321
Plus: Extraordinary income	9.172	17.111
Less: Extraordinary expenses	9.645	19.904
RESULT FOR THE PERIOD BEFORE TAX	157.979	146.528

Athens, May 29, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. B. PAPOULIAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC S.A.

1. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

2. In accordance with Law 2941/2001, the Company proceeded to a revaluation of its fixed assets in the year 2002. Depreciation for the first quarter of 2002 does not include the results of the fixed assets' revaluation. Had the fixed assets' depreciation for the three month period ended March 31, 2002, been calculated based on the appraised values and the useful life of the assets, such depreciation would have been increased by approximately Euro 61 million with an equal decrease of the period's income before tax.

3. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organization (PPC – PIO), which is responsible, effective as of January 1, 2000 for the pension, medical and other benefit plans of the Company's employees and pensioners, has not yet been finalised.

4. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 865 million at March 31, 2003, representing the net book value of customers' contributions in the construction cost of the Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

5. There are no mortgages on the Company's fixed assets.

6. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at March 31, 2003.

7. Adequate accruals were recorded for all costs relating to the period.

8. Capital expenditure for the period totaled approximately Euro 118 million

9. Adequate provisions have been established for all known litigation

10. Payrolls amount to 28.694 employees of which 164 work for the Hellenic Transmission System Operator.

11. Cost of sales and selling expenses for the first quarter of 2002 have been readjusted in order to be comparable to the corresponding first quarter 2003 figures.

12. The main activity of the Company, in accordance with the STAKOD classification Code 91, is classified in the activity code No 401.0 "Generation and distribution of electricity".

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2003

ACCOUNTING PERIOD 1/1/2003 - 3/31/2003

(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
ASSETS		
B. INSTALLATION COSTS	23.325	13.590
Less: Accumulated depreciation	21.238	10.127
Net book value	2.087	3.463
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.514.014	10.502.044
Less: Accumulated depreciation and amortization	7.409.706	4.098.872
Net book value	9.104.308	6.403.172
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	31.127	8.252
TOTAL FIXED ASSETS	9.135.435	6.411.424
D. CURRENT ASSETS		
I. Inventories	570.300	556.678
II. Customers	368.467	344.954
II. Other Receivables	174.604	372.822
III. Marketable Securities	10.867	12.901
IV. Cash at Banks and in Hand	35.114	101.778
TOTAL CURRENT ASSETS	1.159.352	1.389.133
E. PREPAYMENTS AND ACCRUED INCOME	257.848	215.180
TOTAL ASSETS	10.554.722	8.019.200
DEBIT MEMO ACCOUNTS	2.327.983	1.871.436

	March 31, 2003	March 31, 2002
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	680.851
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.210.971	1.538.923
IV. Reserves	529.587	490.286
Special reserve, Law 2941/01	1.424.378	-1.330.279
Result for the period before tax	151.876	146.272
Result for the period 1.1.01 - 31.12.01 before tax	0	353.689
Profit carried forward	5.600	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.505.366	1.995.496
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.451	226.025
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.170.050	4.288.124
Other long term liabilities	350.460	336.712
	3.520.510	4.624.836
II. CURRENT LIABILITIES		
Suppliers	134.952	134.685
Bonds and bank loans, short term portion	832.500	516.586
Taxes, duties and social security funds	277.667	45.525
Other liabilities	553.465	307.790
	1.798.584	1.004.586
TOTAL LIABILITIES	5.319.094	5.629.422
D. ACCRUALS AND DEFERRED INCOME	120.811	168.257
TOTAL LIABILITIES AND EQUITY	10.554.722	8.019.200
CREDIT MEMO ACCOUNTS	2.327.983	1.871.436

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

ACCOUNTING PERIOD 1/1/2003 - 3/31/2003

(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
Sales	948.481	824.108
Less: Cost of sales	637.098	545.748
Gross operating results	311.383	278.360
Plus: other operating income	30.766	25.627
Total	342.149	303.987.
Less: Administrative expenses	42.161	34.259
Research and development costs	9.339	6.395
Selling expenses	88.124	63.358
Subtotal	202.525	199.975
Less: Financial expenses, net	50.579	50.900
Total operating profit	151.946	149.075
Plus: Extraordinary income	9.575	17.112
Less: Extraordinary expenses	9.645	19.905
Less: Depreciation not included in operating expenses	0	10
RESULT FOR THE PERIOD BEFORE TAX	151.876	146.272

Athens, May 29, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. B. PAPOULIAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC GROUP

1. The December 31, 2002 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.

2. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

3. In accordance with Law 2941/2001, the Parent Company proceeded to a revaluation of its fixed assets in the year 2002. Depreciation for the first quarter of 2002 does not include the results of the fixed assets' revaluation. Had the fixed assets' depreciation for the three month period ended March 31, 2002, been calculated based on the appraised values and the useful life of the assets, such depreciation would have been increased by approximately Euro 61 million with an equal decrease of the period's income before tax.

4. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organisation (PPC – PIO), which is responsible, effective as of January 1, 2000, for the pension, medical and other benefit plans of the Parent Company's employees and pensioners has not been finalised.

5. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 865 million at March 31, 2003, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

6. There are no mortgages on the Parent Company's fixed assets.

7. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at March 31, 2003.

8. Adequate accruals were recorded for all costs relating to the period.

9. Capital expenditure for the period totaled approximately Euro 118 million

10. Adequate provisions have been established for all known litigation

11. The Group's payrolls amount to 28.695 employees of which 164 work for the Hellenic Transmission System Operator.

12. Cost of sales and selling expenses for the first quarter of 2002 have been readjusted in order to be comparable to the corresponding first quarter 2003 figures.



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 225/30.5.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our first quarter 2003 results according to Greek General Accepted Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- 1Q 2003 results (Greek GAAP)

PUBLIC POWER CORPORATION S.A.

CONDENSED BALANCE SHEET AS AT MARCH 31, 2003

ACCOUNTING PERIOD 1/1/2003 - 03/31/2003

(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
ASSETS		
B. INSTALLATION COSTS	23.010	13.475
Less: Accumulated depreciation	21.130	10.092
Net book value	1.880	3.383
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.513.919	10.501.947
Less: Accumulated depreciation and amortization	7.409.644	4.098.826
Net book value	9.104.275	6.403.121
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	44.037	11.137
TOTAL FIXED ASSETS	9.148.312	6.414.258
D. CURRENT ASSETS		
I. Inventories	570.300	556.678
II. Customers	368.467	344.954
II. Other Receivables	174.063	372.724
III. Marketable Securities	7.967	12.901
IV. Cash at Banks and in Hand	33.711	98.577
TOTAL CURRENT ASSETS	1.154.508	1.385.834
E. PREPAYMENTS AND ACCRUED INCOME	257.848	215.180
TOTAL ASSETS	10.562.548	8.018.655
DEBIT MEMO ACCOUNTS	2.327.833	1.871.286

	March 31, 2003	March 31, 2002
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	680.851
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.210.971	1.538.923
IV. Reserves	532.280	490.286
Special reserve, Law 2941/01	1.424.378	-1.330.279
Result for the period before tax	157.979	146.528
Result for the period 1.1.01 - 31.12.01 before tax	0	353.551
Profit carried forward	5.601	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.514.163	1.995.614
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.451	226.025
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.170.050	4.288.124
Other long term liabilities	350.460	336.712
	3.520.510	4.624.836
II. CURRENT LIABILITIES		
Suppliers	134.372	134.283
Bonds and bank loans, short term portion	832.500	516.586
Taxes, duties and social security funds	277.651	45.518
Other liabilities	553.091	307.539
	1.797.614	1.003.926
TOTAL LIABILITIES	5.318.124	5.628.762
D. ACCRUALS AND DEFERRED INCOME	120.810	168.254
TOTAL LIABILITIES AND EQUITY	10.562.548	8.018.655
CREDIT MEMO ACCOUNTS	2.327.833	1.871.286

PUBLIC POWER CORPORATION S.A.

CONDENSED STATEMENT OF INCOME

ACCOUNTING PERIOD 1/1/2003 - 03/31/2003

(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
Sales	948.481	824.108
Less: Cost of sales	637.098	545.748
Gross operating results	311.383	278.360
Plus: other operating income	30.766	25.627
Total	342.149	303.987
Less: Administrative expenses	42.089	34.013
Research and development costs	9.339	6.395
Selling expenses	88.124	63.358
Subtotal	202.597	200.221
Less: Financial expenses, net	44.145	50.900
Total operating profit	158.452	149.321
Plus: Extraordinary income	9.172	17.111
Less: Extraordinary expenses	9.645	19.904
RESULT FOR THE PERIOD BEFORE TAX	157.979	146.528

Athens, May 29, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. B. PAPOULIAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC S.A.

1. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

2. In accordance with Law 2941/2001, the Company proceeded to a revaluation of its fixed assets in the year 2002. Depreciation for the first quarter of 2002 does not include the results of the fixed assets' revaluation. Had the fixed assets' depreciation for the three month period ended March 31, 2002, been calculated based on the appraised values and the useful life of the assets, such depreciation would have been increased by approximately Euro 61 million with an equal decrease of the period's income before tax.

3. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organization (PPC – PIO), which is responsible, effective as of January 1, 2000 for the pension, medical and other benefit plans of the Company's employees and pensioners, has not yet been finalised.

4. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 865 million at March 31, 2003, representing the net book value of customers' contributions in the construction cost of the Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

5. There are no mortgages on the Company's fixed assets.

6. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at March 31, 2003.

7. Adequate accruals were recorded for all costs relating to the period.

8. Capital expenditure for the period totaled approximately Euro 118 million

9. Adequate provisions have been established for all known litigation

10. Payrolls amount to 28.694 employees of which 164 work for the Hellenic Transmission System Operator.

11. Cost of sales and selling expenses for the first quarter of 2002 have been readjusted in order to be comparable to the corresponding first quarter 2003 figures.

12. The main activity of the Company, in accordance with the STAKOD classification Code 91, is classified in the activity code No 401.0 "Generation and distribution of electricity".

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2003

ACCOUNTING PERIOD 1/1/2003 - 3/31/2003

(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
ASSETS		
B. INSTALLATION COSTS	23.325	13.590
Less: Accumulated depreciation	21.238	10.127
Net book value	2.087	3.463
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.514.014	10.502.044
Less: Accumulated depreciation and amortization	7.409.706	4.098.872
Net book value	9.104.308	6.403.172
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	31.127	8.252
TOTAL FIXED ASSETS	9.135.435	6.411.424
D. CURRENT ASSETS		
I. Inventories	570.300	556.678
II. Customers	368.467	344.954
II. Other Receivables	174.604	372.822
III. Marketable Securities	10.867	12.901
IV. Cash at Banks and in Hand	35.114	101.778
TOTAL CURRENT ASSETS	1.159.352	1.389.133
E. PREPAYMENTS AND ACCRUED INCOME	257.848	215.180
TOTAL ASSETS	10.554.722	8.019.200
DEBIT MEMO ACCOUNTS	2.327.983	1.871.436

	March 31, 2003	March 31, 2002
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	680.851
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.210.971	1.538.923
IV. Reserves	529.587	490.286
Special reserve, Law 2941/01	1.424.378	-1.330.279
Result for the period before tax	151.876	146.272
Result for the period 1.1.01 - 31.12.01 before tax	0	353.689
Profit carried forward	5.600	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.505.366	1.995.496
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.451	226.025
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.170.050	4.288.124
Other long term liabilities	350.460	336.712
	3.520.510	4.624.836
II. CURRENT LIABILITIES		
Suppliers	134.952	134.685
Bonds and bank loans, short term portion	832.500	516.586
Taxes, duties and social security funds	277.667	45.525
Other liabilities	553.465	307.790
	1.798.584	1.004.586
TOTAL LIABILITIES	5.319.094	5.629.422
D. ACCRUALS AND DEFERRED INCOME	120.811	168.257
TOTAL LIABILITIES AND EQUITY	10.554.722	8.019.200
CREDIT MEMO ACCOUNTS	2.327.983	1.871.436

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

ACCOUNTING PERIOD 1/1/2003 - 3/31/2003

(Amounts in thousands Euro)

	March 31, 2003	March 31, 2002
Sales	948.481	824.108
Less: Cost of sales	637.098	545.748
Gross operating results	311.383	278.360
Plus: other operating income	30.766	25.627
Total	342.149	303.987
Less: Administrative expenses	42.161	34.259
Research and development costs	9.339	6.395
Selling expenses	88.124	63.358
Subtotal	202.525	199.975
Less: Financial expenses, net	50.579	50.900
Total operating profit	151.946	149.075
Plus: Extraordinary income	9.575	17.112
Less: Extraordinary expenses	9.645	19.905
Less: Depreciation not included in operating expenses	0	10
RESULT FOR THE PERIOD BEFORE TAX	151.876	146.272

Athens, May 29, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. B. PAPOULIAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC GROUP

1. The December 31, 2002 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.

2. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

3. In accordance with Law 2941/2001, the Parent Company proceeded to a revaluation of its fixed assets in the year 2002. Depreciation for the first quarter of 2002 does not include the results of the fixed assets' revaluation. Had the fixed assets' depreciation for the three month period ended March 31, 2002, been calculated based on the appraised values and the useful life of the assets, such depreciation would have been increased by approximately Euro 61 million with an equal decrease of the period's income before tax.

4. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organisation (PPC – PIO), which is responsible, effective as of January 1, 2000, for the pension, medical and other benefit plans of the Parent Company's employees and pensioners has not been finalised.

5. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 865 million at March 31, 2003, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

6. There are no mortgages on the Parent Company's fixed assets.

7. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at March 31, 2003.

8. Adequate accruals were recorded for all costs relating to the period.

9. Capital expenditure for the period totaled approximately Euro 118 million

10. Adequate provisions have been established for all known litigation

11. The Group's payrolls amount to 28.695 employees of which 164 work for the Hellenic Transmission System Operator.

12. Cost of sales and selling expenses for the first quarter of 2002 have been readjusted in order to be comparable to the corresponding first quarter 2003 figures.



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 224 /30.5.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a disclosure of Interest in PPC's shares (notified by Fidelity Management & Research Company) owned by Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
152
SECTION

Enclosure
- Notice regarding equity stakes

PUBLIC POWER CORPORATION SA

NOTICE

Equity Stakes

PPC SA notices that, *Fidelity Management & Research Company* notified by its letter dated 28/5/2003, the following disclosure of Interest in PPC's shares, pursuant to the EC Directive 88/627 and according to the Greek PD51/92:

Listed Company Concerned: Public Power Corporation S.A.
Announcing Party:Legal Entity: Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.
Security type: Shares with voting rights: ordinary shares + ADRs
Percentage Change: Directly 5%
Percentage of Voting Rights: Before the change: 5.15%,
After the change: 4.99%
Number of Shares with Voting rights: Before the change: 11,952,136
After the change: 11,565,236
Percentage of Share Capital: Before the change: 5.15%,
After the Change: 4.99%
Total Number of Shares per Share type: 11,565,236 + ADRs
Date of Transaction: 27 May 2003
Date of announcement of the Transaction to the Party concerned: 28 May 2003
Date of announcement of the Transaction to the ASE: 28 May 2003



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 224 /30.5.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a disclosure of Interest in PPC's shares (notified by Fidelity Management & Research Company) owned by Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice regarding equity stakes


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
152
SECTION

PUBLIC POWER CORPORATION SA

NOTICE

Equity Stakes

PPC SA notices that, *Fidelity Management & Research Company* notified by its letter dated 28/5/2003, the following disclosure of Interest in PPC's shares, pursuant to the EC Directive 88/627 and according to the Greek PD51/92:

Listed Company Concerned: Public Power Corporation S.A.
Announcing Party:Legal Entity: Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.
Security type: Shares with voting rights: ordinary shares + ADRs
Percentage Change: Directly 5%
Percentage of Voting Rights: Before the change: 5.15%,
After the change: 4.99%
Number of Shares with Voting rights: Before the change: 11,952,136
After the change: 11,565,236
Percentage of Share Capital: Before the change: 5.15%,
After the Change: 4.99%
Total Number of Shares per Share type: 11,565,236 + ADRs
Date of Transaction: 27 May 2003
Date of announcement of the Transaction to the Party concerned: 28 May 2003
Date of announcement of the Transaction to the ASE: 28 May 2003